Exhibit 12(a)

PURCHASE AGREEMENT

BlackRock Funds VII, Inc. (the “Corporation”), a Maryland corporation, and BlackRock Financial Management, Inc. (“BFM”), a Delaware corporation, hereby agree as follows:

1.        The Corporation hereby offers BFM and BFM hereby purchases one share of each of the Investor A, Institutional and Class K classes of shares of the Corporation’s BlackRock Sustainable U.S. Growth Equity Fund (the “Shares”) for $10 per Share. The Corporation hereby acknowledges receipt from BFM of funds in full payment for the foregoing Shares.

2.        BFM represents and warrants to the Corporation that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3.        “BlackRock Funds VII, Inc.” and “Directors of BlackRock Funds VII, Inc.” refer respectively to the corporation created and the Directors, as directors but not individually or personally, acting from time to time under the Articles of Incorporation of the Corporation dated August 5, 1976, as amended from time to time. The obligations of “BlackRock Funds VII, Inc.” entered into in the name or on behalf thereof by any of the Directors, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Directors, shareholders, officers, representatives or agents of the Director personally, but bind only the Corporation.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the    day of October, 2021.

BLACKROCK FUNDS VII, INC.

By:
Name: John Perlowski
Title: President and Chief Executive Officer

BLACKROCK FINANCIAL MANAGEMENT, INC.

By:
Name: Janey Ahn
Title: Managing Director